ERIK NELSON, SR. SECURITIES COUNSEL
Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297
Telephone:  763-765-7453
Fax:       763-765-6355




April 27, 2010

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549


RE:    Post-Effective Amendment No. 27 to Registration Statement on Form N-1A
Allianz Variable Insurance Products Trust (VIP Trust)
File Nos. 333-83423 and 811-09491

       and

       Post-Effective Amendment No. 6 to Registration Statement on Form N-1A Allianz Variable Insurance Products Fund of Funds Trust (FOF Trust)
File Nos. 333-119867 and 811-21624


Dear Ms. Samuel:

On April 14, 2010, you provided additional telephonic comments regarding the above-referenced post-effective amendments. This letter responds to those comments. Each comment is summarized below, followed by our response. At your request, we are not including additional redlines with this correspondence, but we will include the changes described below in the registration statements which we expect to file pursuant to Rule 485(b) on or about April 27, 2010.

COMMENTS APPLICABLE TO THE VIP TRUST

COMMENT: You noted that if a fund has short sales expenses of more than 5 bps, those expenses should be included in Other Expenses.

RESPONSE: This requirement is noted. We have confirmed that no fund had short sale expenses exceeding 5 bps during the prior year.


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COMMENT:  You requested that we remove the FDIC-related disclosures from the front cover as they were duplicative of the disclosure in the risk summaries for each fund.

RESPONSE:  We will delete these disclosures from the front cover as requested.

COMMENT: In the Average Annual Total Returns tables, you requested that the parenthetical behind each index be revised to reflect that the index also reflects no deduction for taxes.

RESPONSE: We will change the parenthetical to read "(reflects no deduction for fees, expenses, or taxes)" in all instances.

COMMENT: You asked that we confirm that the portfolio turnover figure (365.51%) for the AZL Enhanced Bond Index Fund is correct.

RESPONSE:  We confirmed that this figure is correct.

COMMENT: For the AZL Gateway Fund, in the summary of principal investment strategies, you requested that we review the first sentence of the second paragraph ("From time to time, the Fund may reduce its holdings of put options, resulting in an increased exposure to a market decline.") and the last two sentences ("With its core investment in equities, the Fund is significantly less vulnerable to fluctuations in value caused by interest rate volatility, a risk factor present in both fixed income and hybrid investments, although the Fund expects to generally have lower long-term returns than a portfolio consisting solely of equity securities. The Fund intends that its index option-based risk management strategy will limit the volatility inherent in equities while sacrificing less of the higher equity returns than hybrid investments.") to ensure that risk disclosures are not included in the disclosure of principal investment strategies.

RESPONSE: We have reviewed the identified language, but believe that it properly belongs in the principal investment strategies disclosure. The objective of the fund is "to capture the majority of the returns associated with equity market investments, while exposing investors to less risk than other equity investments." As risk reduction is an explicit element of the fund's objective, risk is inextricably bound up in the fund's strategies. In other words, it would not be possible to discuss the fund's strategies without also discussing the risks which the fund seeks to reduce and how it seeks to reduce them. We also note that the language identified in this disclosure is identical to the language used by Gateway Investment Advisers, LLC in the prospectus for its corresponding retail fund (the Gateway Fund). We have been informed by Gateway Investment Advisers that the SEC staff did not comment on this language in the retail fund prospectus.

COMMENT: For the AZL Money Market Fund, you requested that we delete "This objective may not be changed without shareholder approval" from the fund's investment objective disclosure. You also requested that we delete the discussion of Rule 2a-7 requirements from the summary of principal investment strategies.


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RESPONSE:  We will make these deletions as requested. The last two paragraphs of the principal investment strategies will now read as follows:

       The Fund will invest at least 97% of its total assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating.

       The Fund seeks to maintain a net asset value of $1.00 per share.

COMMENT: For funds which disclose Expense Reimbursement in the Fees and Expenses table, you requested that the footnote disclosure be revised to briefly describe who can terminate the arrangement and under what circumstances, as required by Item 3, instruction 3(e).

RESPONSE: The footnote to Expense Reimbursement will be revised to include the following: "After April 30, 2011, the Manager may terminate the contract for any reason on 30 days written notice to the Fund."

COMMENT: For the AZL S&P 500 Index Fund, in the principal investment strategies, you noted that the first sentence ("The subadviser normally invests in all 500 stocks in the S&P 500{reg-trade-mark} in proportion to their weighting in the index.") seems to be inconsistent with the last paragraph ("In seeking to match the performance of the index, the subadviser uses a passive management approach and purchases all or a representative sample of the stocks comprising the benchmark index."). You asked that we confirm whether the fund purchases all or a representative sample of the stocks of the index. You also asked that we delete the last sentence of the principal investment strategies ("Because the Fund has expenses, performance will tend to be slightly lower than that of the target benchmark.").

RESPONSE: We will revise the first sentence and delete the last sentence of the last paragraph, so that the last paragraph reads in whole as follows:

       In seeking to match the performance of the index, the subadviser uses a passive management approach and generally purchases all of the stocks comprising the benchmark index. However, in certain circumstances the subadviser may find it advantageous to purchase a representative sample of the stocks comprising the index. The subadviser also may use stock index futures as a substitute for the sale or purchase of securities.

COMMENT: For all funds, in the Fees and Expenses narrative, you noted that the reference to the funds being "an investment option for certain variable contracts" should be "an investment option for certain Contracts" to be consistent with usage elsewhere.

RESPONSE:  We will make this change throughout the document.


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COMMENT:  For the AZL Van Kampen Equity and Income Fund, you asked that we review the last sentence of the principal investment strategies ("This strategy is intended to reduce the potential volatility of the Fund's investment performance and may limit the Fund's ability to benefit from rising markets while protecting the Funds in declining markets.") to ensure that risk disclosures are not included in the disclosure of principal investment strategies.

RESPONSE: We believe that the first part of the sentence ("This strategy is intended to reduce the potential volatility of the Fund's investment performance") is a discussion of strategy which properly belongs in the principal investment strategies disclosure. We will delete the remainder of the sentence ("and may limit the Fund's ability to benefit from rising markets while protecting the Funds in declining markets") from this section.

COMMENT: For funds which utilize an additional index for performance comparison, you requested that we revise the narrative explanation relating to the additional index(es) to include the information in Item 4(b)(2), instruction 2(c) - "(e.g., by stating that the information shows how the Fund's performance compares with the returns of an index of funds with similar investment objectives)".

RESPONSE: This comment applies to the AZL Van Kampen Equity and Income Fund, the AZL Fusion Balanced Fund, the AZL Fusion Moderate Fund, and the AZL Fusion Growth Fund. We do not believe that the example set forth in the instruction is directly applicable to our funds. However, we have revised the disclosure to more closely follow this language. For example, the disclosure of the additional index used for the AZL Van Kampen Equity and Income Fund now reads as follows:

       The following bar chart and table provide an indication of the risks of an investment in the Fund by showing changes in its performance from year to year and by showing how the Fund's average annual returns for one year, five years and since its inception compare with those of a broad measure of market performance, the S&P 500{reg-trade-mark} Index. The Fund's performance is also compared to the Barclays Capital U.S. Aggregate Bond Index, which shows how the Fund's performance compares with the returns of a broad index of investment-grade fixed-rate debt issues.

COMMENT: In the summaries of principal risks of each of the funds, you noted that the sentence "As changes occur in a Fund's portfolio holdings, the risks to which the portfolio is subject may also change" more accurately should read "As changes occur in a Fund's portfolio holdings, the extent to which the portfolio is subject to each of these risks may also change."

RESPONSE:  We will make this change throughout the document as requested.

COMMENT: You noted that there appeared to be duplicative disclosure of Temporary Defensive Positions under More About the Funds and under More About the Funds - AZL Gateway Fund.


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RESPONSE:  We will delete the disclosure of Temporary Defensive Measures under
AZL Gateway Fund as this is redundant of the earlier disclosure.

COMMENT: Under More About the Funds - AZL Money Market Fund, you requested that we move the discussion of the expense limitation agreement to our Item 10 (Management) disclosure.

RESPONSE:  We will make this change as requested.

COMMENT: In the SAI Portfolio Holdings disclosure, you requested that we identify the independent public account.

RESPONSE:  We will make this change as requested for both VIP Trust and FOF
Trust.


COMMENTS APPLICABLE TO THE FOF TRUST

COMMENT: In the summaries of principal risks for each of the funds, you requested that the sentence "You may lose money by investing in the Fund" not be bolded.

RESPONSE:  We will unbold this sentence as requested.

COMMENT: Under More About the Funds - the AZL Fusion Funds, you requested that the lead-in to the discussion of additional principal investment strategies ("In addition to the principal investment strategies discussed in the Fund Summaries section of this prospectus, the Manager's investment strategies for the AZL Fusion Funds may also include:") be revised to be clear that the strategies discussed are principal strategies.

RESPONSE: We will revise this sentence to read "The Manager's principal investment strategies for the AZL Fusion Funds may also include:". Similar changes also will be made in the corresponding sections for the AZL Index Strategy Funds and the AZL Allianz Global Investors Select Fund.

COMMENT: Under More About the Funds - the AZL Fusion Funds, you noted that the discussion of additional risks (under "AZL Fusion Funds Investment Risks") should be a further discussion of the principal risks identified in the summary sections and not disclosure of non-principal risks.

RESPONSE: We have concluded that this section, as well as corresponding sections for the AZL Index Strategy Funds and the AZL Allianz Global Investors Select Fund, is unnecessary and duplicative of the detailed risk disclosure in the chart under More About the Funds - Investment Risks. Therefore, these sections will be deleted.

COMMENT: In the chart under More About the Funds - Investment Risks, you noted that the risks identified should be principal risks.


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RESPONSE:  The risks disclosed all are either principal risks of the funds of funds or principal risks of the underlying funds. To be clear that these are principal risks, we will revise "A risk of the following underlying funds" to read "A principal risk of the following underlying funds" throughout the chart.



The Registrants acknowledge that the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrants understand that they cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ Erik Nelson





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